Exhibit 99.1

AMENDING AGREEMENT

Reference is made to the intellectual property license agreement between Hydrogenics Corporation (“Hydrogenics”) and CommScope, Inc. of North Carolina (“CommScope”) dated as of August 12, 2010 (the “IP Agreement”). Unless otherwise defined herein, capitalized terms have the meanings attributed to them in the IP Agreement.

Hydrogenics and CommScope have agreed to amend the IP Agreement pursuant to this amending agreement (this “Agreement”) for the purpose of making certain agreed changes.

A.                                   The IP Agreement is amended as follows:

1.                                       Amendment of Section 1.1.19. Section 1.1.19 is amended by adding the following as Section 1.1.19.6:

1.1.19.6

the Company has received a demand for payment (which may include the institution of legal proceedings) resulting from the occurrence of an “Event of Default” under its loan agreement (the “Loan Agreement”) dated September 28, 2011 with Her Majesty the Queen in Right of the Province of Ontario (other than an Event of Default under sections 11.1(b), (d), (h), (i), (k) and (l) of the Loan Agreement).

B.                                     The IP Agreement, as specifically amended by this Agreement, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. On and after the effectiveness of this Agreement, each reference in the IP Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the IP Agreement shall mean and be a reference to the IP Agreement as amended by this Agreement.

C.                                     This Agreement may be executed by the parties in counterparts and may be delivered by facsimile (or other electronic means) and all such counterparts together constitute one and the same agreement.

D.                                    This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the 25th day of October, 2011.

HYDROGENICS CORPORATION

By:	“Jennifer Barber”
Name: Jennifer Barber
Title: Chief Financial Officer

COMMSCOPE, INC. OF NORTH CAROLINA

By:	“Frank B. Wyatt, II”
Name: Frank B. Wyatt, II
Title: Senior Vice President